SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                   SCHEDULE TO
                                (Amendment No. 1)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                      Urban Improvement Fund Limited - 1973
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                       (Name of Subject Company [Issuer])

                      Everest Properties II, LLC (offeror)
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                                (Filing Persons)

                      Units of Limited Partnership Interest
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                         (Title of Class of Securities)

                                      None
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                      (CUSIP Number of Class of Securities)

                              Christopher K. Davis
                           Everest Properties II, LLC
                          155 N. Lake Ave., Suite 1000
                               Pasadena, CA 91101
                            Telephone (626) 585-5920
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                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                            CALCULATION OF FILING FEE
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  Transaction Valuation: $767,000(1)       Amount of Filing Fee: $153.40(2)
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(1) Calculated as the product of the number of Units on which the Offer is made and the gross cash price per Unit. (2) Already paid.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount previously paid:  Not Applicable      Filing party:  Not Applicable
     Form or registration no.:  Not Applicable    Date filed:  Not Applicable

[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:
     [X] third-party tender offer subject to Rule 14d-1.
     [ ] issuer tender offer subject to Rule 13e-4.
     [ ] going-private transaction subject to Rule 13e-3.
     [ ] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed by Everest Properties II, LLC ("Everest" or the "Purchaser"), a California limited liability company, to purchase up to 1,180 units ("Original Units") of limited partnership interests in Urban Improvement Fund Limited - 1973 (the "Partnership"), as set forth in the Schedule TO. Capitalized terms used but not defined herein have the meaning ascribed to them in the Offer to Purchase filed as Exhibit 12.1 to the Schedule TO (the "Offer to Purchase").

ITEM 11. ADDITIONAL INFORMATION.

     The response to Item 11 is hereby amended and supplemented with the following changes to the Offer to Purchase:

     DETAILS OF THE OFFER

     1. Terms of the Offer; Expiration Date; Proration

     The following sentence is added as the penultimate sentence of the third paragraph:

     "The Purchaser does not believe it would take longer than two business days to determine the effects of any proration required."

     CERTAIN INFORMATION CONCERNING THE PURCHASER

     Source of Funds

     The second sentence in this section is hereby amended and restated in its entirety as follows:

     "The Purchaser expects to obtain these funds from existing cash and liquid assets and by means of equity capital contributions from certain of its members at the time the Units tendered pursuant to the Offer are accepted for payment. If needed, such members will fund their capital contributions through existing cash and other financial assets which in the aggregate are sufficient to provide the funds required in connection with the Offer without any borrowings. Such members have agreed to make such capital contributions available to the Purchaser on demand."

     FUTURE PLANS OF THE PURCHASER

     The following sentence is added as the second sentence of the second paragraph:

     "The Purchaser does not currently intend to acquire enough Units to give the Purchaser and its affiliates the ability to replace the general partner of the Partnership or otherwise control the outcome of a vote of the limited partners."

     EFFECTS OF THE OFFER

     Influence on Voting Decisions by the Purchaser

     The following sentence is added as the second sentence of the section:

     "The Purchaser and its affiliates would hold approximately 24% of the Units if all 1,180 Units sought by the Offer are acquired."

     APPENDIX A

     In the second sentence of the first paragraph, the words "this section" are deleted and replaced with "the Form 10-K or the Form 10-Q".

                                    SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 22, 2004




                                        EVEREST PROPERTIES II, LLC


                                        By: /S/ DAVID I. LESSER
                                            ------------------------
                                            David I. Lesser
                                            Executive Vice President